Exhibit 99.1

ErosSTX Issues Fiscal 2021 Interim Results for the Six Months Ended
September 30, 2020

Douglas, ISLE OF MAN and Burbank, CALIFORNIA, March 31, 2021 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX” or the “Company”), a global entertainment company, today issued its unaudited consolidated income statement and balance sheet as of and for the six months ended September 30, 2020, pursuant to the New York Stock Exchange semi-annual financial statement reporting requirement. These financial statements are available in the Form 6-K furnished today to the SEC.

The Company is in the process of finalizing its complete financial statements for the six months ended September 30, 2020. Completing the full financial statements has required additional time and resources due to the complexities associated with converting legacy Eros from IFRS to US GAAP and to legacy STX’s accounting policies, and the ongoing deployment of a new and integrated SAP accounting platform. The Company expects to issue complete and reviewed financial statements for the interim period by April 30, 2021.

Interim Results

As legacy STX was deemed the accounting acquirer in the business combination, the consolidated financial results for the six-month period ended September 30, 2020 include only two months of legacy Eros, starting on July 31, 2020 when the merger closed. All results prior to the closing date reflect only the results of legacy STX, consistent with the reporting convention for the accounting acquirer. Highlights of the six-months ended September 30, 2020 include:

•	Revenues were $144 million for the six months ended September 30, 2020 compared to $210 million in the prior year period. This decline was driven by a significant reduction in global film releases resulting from the negative effects of COVID-19, partially offset by revenue growth from the STX film library.

•	Operating Expenses were $152 million and, excluding merger related costs, were $134 million, for the six months ended September 30, 2020, compared to $276 million in the prior year period. This decline was driven by significantly lower film release marketing and distribution costs due to COVID-19.

•	Operating Loss of $7 million and, excluding merger related costs, Operating Profit of $10 million, for the six months ended September 30, 2020, compared to an Operating Loss of $65 million in the prior year period.

•	Net Cash provided by Operating Activities was $13 million and, excluding merger related cash costs, was $27 million, for the six months ended September 30, 2020.

•	As of September 30, 2020, total debt was $384 million and cash on hand was $82 million. The Company's fiscal 2021 ending net debt balance is expected to be below the $325 million guidance provided on the investor call held on November 4, 2020. The Company has engaged J.P. Morgan to optimize all current debt capital facilities and extend the maturities to strengthen the balance sheet.

These interim results are a subset of the previously announced preliminary financial results for the first nine months of fiscal 2021, ended December 30, 2020. The nine-month results are available in the press release dated February 25, 2021. There have been no changes to the information reported in that press release based on the work completed on the financial statements as of and for the six months ended September 30, 2020.

Eros STX Global Corporation:

Eros STX Global Corporation, (“ErosSTX”) (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content & music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups. The combination of one of the largest Indian OTT players and premier studio with one of Hollywood’s fastest-growing independent media companies has created an entertainment powerhouse with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world's most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. The Company also owns the rapidly growing OTT platform Eros Now which has rights to over 12,000 films across Hindi and regional languages and had 211.5 million registered users and 36.2 million paying subscribers as of September 30, 2020. For further information, please visit ErosSTX.com.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to the results prepared in accordance with generally accepted accounting principles (“GAAP”), the Company has presented other financial measures that are not defined by GAAP, such as net debt. Management and investors use net debt and other non-GAAP financial measures, among others, to evaluate the operating performance of our business. These non-GAAP financial measures are in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These measures should not be considered in isolation and may not be comparable to similarly titled measures employed by other companies.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; uncertainty as to the effects of the consummation of the Merger and related transactions on the market price of our A Ordinary Shares and/or the Company’s financial performance; completion of the financial statements for the six-months ended September 30, 2020 and the contemplated refinancing transactions; and uncertainty as to the long-term value of the Company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Investor Contact:

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com

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